August 10, 2015
Securities and Exchange Committee
100 F Street
Washington, D.C. 20549

This letter is written in response to the requirement of Rule 12b-25 (c) under the Securities Exchange Act of 1934 and is in satisfaction of item (c) of Part II of form 12b-25.

We are the independent auditors of the Starboard Investment Trust, (the "Registrant"). The Registrant has stated in Part III of filing Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Form N-CSR for the year ended May 31, 2015.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion on the May 31, 2015 financial statements for a timely filing as we were unable to obtain all audit evidence in time to release our opinion.

BBD, LLP